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02 NOV 20 AM 9:29

SUPPL

OMV

# News Release

November 5, 2002
7.30am (UK time) – 8.30am (CET)

[redacted]m

02060344

## OMV granted exploration license in the I

- **Exploration license in Bulgarian offshore block "Varna-Deep Sea" granted**
- **Planned exploration expenditure of about USD 2.5 mn**

**OMV, the Central and Eastern European oil and gas group, announces that the Company has been awarded a new exploration license for block "Varna-Deep Sea" in the Bulgarian sector of the western Black Sea. Related agreements are being negotiated with the Bulgarian government. An investment of about USD 2.5 mn is planned for the three-year exploration phase. OMV will begin its exploration activities at the beginning of 2003, and prospecting and exploration activities should be completed by 2005. The drilling of one exploratory well is expected in 2006.**

Helmut Langanger, member of the OMV Executive Board with responsibility for Exploration and Production (E&P), commented: "This license will allow OMV to expand its exploration activities to the Black Sea region and is in line with our strategy to double our daily oil and gas production to 160,000 boe/d by 2008." With the award of this new exploration license OMV adds another area to its worldwide E&P portfolio. OMV as retail marketer is already present in Bulgaria and operates 60 filling stations, representing a market share of about 11%.

**Notes to editors:**

Block "Varna-Deep Sea", covering 13,110 square kilometers ($km^2$), is situated mainly on the continental slope and apron of the Bulgarian sector of the Western Black Sea basin. The water depths range from 150 meters (m) to 2,000 m. Geological studies, reprocessing of 1,500 km 2-D seismic, and the acquisition of 2,000 km of new 2-D seismic data should be completed by 2005. OMV holds 100% of the license for this block and is operator.

**OMV Exploration and Production:** In 2001 OMV extracted approximately 20 million barrels of crude oil (bbl) and Natural Gas Liquids (NGL) as well as 52 billion cubic feet of natural gas. OMV plans to double its oil and gas production of 2001 to 160,000 boe per day until 2008. A foothold in the international E&P business began in 1985 with the Company's participation in Libya. Now the Group has a balanced international E&P portfolio spanning 13 countries.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

**- Ends -**


For further information, please contact:
OMV

| | |
|---|---|
| Brigitte H. Juen, Investor Relations | Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com |
| Bernhard Hudik, Press Office | Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com |
| Internet home page: | http://www.omv.com |


Next result announcement **January–September 2002** on November 12, 2002, 7.30am (UK time) – 8.30am (CET)